Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividends (Unaudited)
($ in thousands)
Twelve Months Ended June 30, 2005

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3614
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6386
Pre-Tax Preferred Stock Dividends	$2,067

FIXED CHARGES:
Interest Expense	$40,152
Amortization of Debt Premium, Discount and Expense	522
Interest Component of Rentals	968

Total Fixed Charges	41,642
Pre-Tax Preferred Stock Dividends	2,067

Total Fixed Charges and Preferred Stock Dividends	$43,709

EARNINGS:
Net Income before Dividends on Preferred Stock	$93,430
Add:
Income Taxes Applicable to Utility Operating Income	53,655
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	(788)
Total Fixed Charges	41,642

Total Earnings	$187,939

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.3